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Exhibit 12.1

Vertis, Inc.

Computation of Ratio of Earnings to Fixed Charges and
Deficiency of Earnings Available to Cover Fixed Charges

	Three Months Ended, March 31,		Years Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(in thousands)
Net Earnings	$(5,845)	$(118,748)	$(120,146)	$(54,863)	$(25,212)	$2,450	$42,232

Add:
Income tax (benefit) provision	(2,117)	4,399	(2,479)	(21,572)	(6,901)	27,221	33,621
Loss from discontinued operations, net						5,803	865
Cumulative effect of accounting change		108,365	108,365
Amortization of previously capitalized interest	137	124	545	481	391	276	212
Fixed charges per (B) below	32,641	32,928	134,803	146,652	164,509	82,568	60,464
Deduct:
Interest capitalized during period	138	171	555	913	1,934	1,354	882

Earnings, as adjusted (A)	$24,678	$26,897	$120,533	$69,785	$130,853	$116,964	$136,512

Fixed charges:
Portion of rents representative of an interest factor	$2,865	$2,796	$11,654	$13,300	$13,700	$13,929	$11,986
Interest expense on all indebtedness, including amortization of debt expense	29,776	30,132	123,149	133,352	150,809	68,639	48,478

Fixed charges for computation purposes (B)	$32,641	$32,928	$134,803	$146,652	$164,509	$82,568	$60,464

Ratio of earnings to fixed charges (A)/(B)						1.42	2.26

Deficiency of earnings available to cover fixed charges	$(7,963)	$(6,031)	$(14,270)	$(76,867)	$(33,656)	$—	$—

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Vertis, Inc.
Computation of Ratio of Earnings to Fixed Charges and Deficiency of Earnings Available to Cover Fixed Charges